CONSENT OF ANGUS H. INNES

I hereby consent to the use of my name in connection with the following report, which is being filed as an exhibit to and incorporated by reference into the registration statement on Form 40-F of Cardero Resource Corp. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The technical report dated October 31, 2003 titled “Report on the Providencia Property, Province of Jujuy, Argentina” (the “Providencia Report”); and

2.

The annual information form of the Company dated December 3, 2003, which includes reference to my name in connection with information relating to the Providencia Report and the properties described therein.

DATED October 25, 2004

“Angus H. Innes” (signed)

Angus H. Innes